EVE HOLDING, INC.

1400 General Aviation Drive

Melbourne, FL 32935

January 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan Ewing

       Jay Ingram

Re:	Eve Holding, Inc.

Registration Statement on Form S-1

(File No. 333-265337)

Dear Mr. Ewing and Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eve Holding, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-1 (Registration No. 333-265337) (the “Registration Statement”) be accelerated so that it will become effective no later than 4:00 p.m., Washington, D.C. time, on January 20, 2023, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Thomas Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886 and that such effectiveness also be confirmed in writing.

Very truly yours,

EVE HOLDING, INC.

By:	/S/ Gerard J. DeMuro
Name: Gerard J. DeMuro
Title: Co-Chief Executive Officer